SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C. 20549

         -------------------------------------------------------------


                                  Schedule TO/A

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                 (Amendment No.2 - Final Amendment/Schedule TO)

                         Homestead Village Incorporated
         -------------------------------------------------------------
                            (Name of Subject Company)


                      HSD Acquisition Corporation (Offeror)
                  Security Capital Group Incorporated (Offeror)
                         Homestead Village Incorporated
         -------------------------------------------------------------
                            (Name of Filing Persons)


                     Common Stock, Par Value $0.01 Per Share
           (including the Associated Preferred Share Purchase Rights)
          -------------------------------------------------------------
                         (Title of Class of Securities)


                                   437851 10 8
         -------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


              Jeffrey A. Klopf, Senior Vice President and Secretary
                       Security Capital Group Incorporated

                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                            Telephone: (505) 982-9292
         -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Filing
                                    Persons)


                                    Copy to:
                                   Adam O. Emmerich, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1234
         -------------------------------------------------------------

                            CALCULATION OF FILING FEE
     ---------------------------------------------------------------------


     =====================================================================
     TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
     ---------------------------------------------------------------------
     65,100,440                                                    $13,020
     =====================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 15,878,156 shares of common stock, par value $0.01 per share (the "Shares"), at a price per Share of $4.10 in cash. Such number of Shares includes i) all outstanding Shares as of May 2, 2000, less the number of shares already beneficially owned by Security Capital Group Incorporated and ii) Shares issuable pursuant to vested options.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $13,020.
Form or Registration No.:  Schedule TO.
Filing Party:  Security Capital Group Incorporated.
Date Filed:  May 9, 2000.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]





                               Page 1 of 3 Pages

            This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Security Capital Group Incorporated, a Maryland corporation ("Security Capital"), and HSD Acquisition Corporation, a Maryland corporation and an indirect wholly owned subsidiary of Security Capital ("Purchaser"), on May 9, 2000, as amended by Amendment No. 1 filed on May 30, 2000 by Security Capital, Purchaser and Homestead Village Incorporated, a Maryland corporation ("Homestead") (both the "Schedule TO"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share of Homestead, and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 16, 1996, between Homestead and The First National Bank of Boston as Rights Agent (other than those shares of common stock and Rights, held by Security Capital and its subsidiaries) at a purchase price of $4.10 per Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

            This Amendment amends and supplements the Statement on Schedule 13D with respect to Homestead filed by Security Capital and Purchaser with the Securities and Exchange Commission on May 9, 2000.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13.
------------------------------------

            Items 1 through 9 and 11 through 13 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

            The Offer expired at midnight, New York City time, on Tuesday, June 6, 2000. Pursuant to the Offer, based upon a report from the Depositary for the Offer, the Purchaser accepted for payment 14,276,573 Shares. This number, together with the Shares that Security Capital already beneficially owns, represents 98.9% of the outstanding Shares. On June 7, 2000, Security Capital issued a press release announcing the closing of the tender offer and that it expects to complete the merger of Purchaser into Homestead shortly.

            The full text of Security Capital's June 7, 2000 press release is attached as Exhibit (a)(12) hereto and incorporated herein by reference.

ITEM 12.
--------

            Item 12 of the Schedule TO is hereby amended by adding thereto the following:

            (a)(12) Text of press release issued by Security Capital on June 7, 2000.


                               Page 2 of 3 Pages

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2000

                                    Schedule TO and Schedule 13E-3


                                    HSD Acquisition Corporation


                                    By   /s/  Jeffrey A. Klopf
                                      ------------------------------------
                                       Name:  Jeffrey A. Klopf
                                       Title: President





                                    Security Capital Group Incorporated


                                    By    /s/ Jeffrey A. Klopf
                                      ------------------------------------
                                       Name:  Jeffrey A. Klopf
                                       Title: Secretary


                                    Schedule 13E-3
                                    Homestead Village Incorporated


                                    By    /s/ Eugene Vesell
                                      ------------------------------------
                                       Name:  Eugene Vesell
                                       Title: Chairman of the Special Committee
                                              of the Board of Directors


                               Page 3 of 3 Pages

                                  EXHIBIT INDEX


(a)(12) Text of press release issued by Security Capital on June 7, 2000.